UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-42611

ISOENERGY LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

217 Queen Street West, Suite 303

Toronto, Ontario

M5V 0R2

Tel: 1-833-572-2333

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release dated April 23, 2026 - IsoEnergy Continues Systematic Drill Testing at Flatiron, Targeting Growth Near Tony M Mine, Utah and Provides Bulk Sample Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ISOENERGY LTD.

Date: April 23, 2026	By:	/s/ Graham du Preez
Name: Graham du Preez
Title: Chief Financial Officer